Exhibit 99.8

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cenovus Energy Inc. (the “Company”) on Form 40−F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jonathan M. McKenzie, Executive Vice-President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 13, 2019

By:	/s/ Jonathan M. McKenzie
Jonathan M. McKenzie
Executive Vice-President & Chief Financial Officer